Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
March 7, 2017
Item 3.	News Release
March 7, 2017 – Vancouver, Canada.
Item 4.	Summary of Material Change
Cardiome reported financial results for its fourth quarter and year ended December 31, 2016. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).
Item 5.	5.1 - Full Description of Material Change
See attached press release.
5.2 – Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8.	Executive Officer
Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated March 7, 2017.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Reports FOURTH Quarter and full year 2016 FINANCIAL Results

Cardiome to conduct conference call and webcast today,

March 7, 2017 at 4:30 p.m. Eastern (1:30 p.m. Pacific)

Vancouver, Canada, March 7, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for its fourth quarter and year ended December 31, 2016. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

2016 Highlights:

•	Fiscal 2016 revenues of $25.3M were aligned with our estimates and represent an increase of 21% from 2015 revenues of $20.9M.
•	Announced the license from Allergan Plc of XYDALBA™ (dalbavancin), a compelling acute care antibiotic in over 20 countries, including Germany, France, the UK and Canada, in May, 2016.
•	Subsequently launched XYDALBA™ ahead of schedule in the UK and German markets.
•	Filed a New Drug Submission with Health Canada’s Therapeutics Product Directorate’s seeking approval to commercialize BRINAVESS® in Canada.
•	Announced that the European Medicines Agency had approved the administration option of three 500mg vials of XYDALBA™ as a single infusion.
•	Announced a term loan agreement with CRG-managed funds.
•	Announced continued geographic expansion into South Korea via a commercial agreement with Chong Kun Dang for BRINAVESS®.
•	Announced that many insiders had purchased Cardiome’s common shares on the open market.
•	Announced initiation of direct commercial sales operations in Canada.

Commenting on Cardiome's results, Dr. William Hunter, CEO, said “2016 was a pivotal year for Cardiome that saw the benefits of our significant behind-the-scenes effort to expand our acute care, in-hospital, global commercial network culminate in a validating licence with Allergan for the breakthrough, single-dose antibiotic XYDALBA™. We could not be more excited about the preliminary feedback we have received from physicians who are considering using XYDALBA™ to significantly reduce hospital stays in patients with ABSSSI. Cardiome’s commercial business met our high expectations for 2016 with revenues that met our guidance and achieved 21% revenue growth based upon BRINAVESS and AGGRASTAT sales alone. For 2017, we are excited about the prospect of augmenting this momentum with new revenues from XYDALBA™ and potentially other high quality, proprietary, growth products that are being evaluated in our business development pipeline. We believe that XYDALBA™ sales in 2017, followed by TREVYENT® launch in 2018/19 will be the start of strong revenue growth for years to come.”

Financial Results for 2016

Cardiome recorded a net loss of $19.6 million (basic loss per share of $0.78) for the year ended December 31, 2016, compared to a net loss of $24.5 million (basic loss per share of $1.34) for the year ended December 31, 2015. The decrease in net loss was due to an increase in revenue and a decrease in research and development (“R&D”) expense as Cardiome made an upfront payment of $3.0 million to SteadyMed upon the execution of the license agreement for TREVYENT® in 2015.

Revenue for the year ended December 31, 2016 was $25.3 million compared to revenue of $20.9 million for the year ended December 31, 2015. The increase was due to increased sales, the timing of distributor sales and a reserve recorded against revenue for the year ended December 31, 2015 in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Gross margin for the year ended December 31, 2016 was 75.0%, compared to 68.5% for the year ended December 31, 2015. Included in cost of goods sold for the year ended December 31, 2015 was a $1.1 million charge for a write-down of inventory as a result of the termination of a distribution agreement.

Selling, general and administration (“SG&A”) expense was $30.5 million for the year ended December 31, 2016, compared to $31.0 million for the year ended December 31, 2015. The decrease in SG&A expense was due to a one-time $0.8 million charge related to the termination of a distributor agreement in 2015.

R&D expense for the year ended December 31, 2016 was nil, compared to $3.2 million for the year ended December 31, 2015 reflecting the $3.0 million upfront payment made to SteadyMed upon the execution of the license agreement for TREVYENT® in 2015.

Interest expense was $2.5 million for the year ended December 31, 2016, compared to $2.3 million for the year ended December 31, 2015. The increase was due to an increase in long-term debt as Cardiome entered into a term loan agreement with CRG-managed funds in the second quarter of 2016.

Financial Results for the Fourth Quarter of 2016

Cardiome recorded a net loss of $5.6 million (basic loss of $0.18 per common share) for the fourth quarter of 2016, compared to a net loss of $7.4 million (basic loss of $0.37 per common share) for the fourth quarter of 2015.

Revenue for the three months ended December 31, 2016 was $7.0 million, compared to $4.7 million for the three months ended December 31, 2015. The increase was due to increased sales, the timing of distributor sales and a reserve recorded against revenue for the three months ended December 31, 2015 in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Cost of goods sold for the three months ended December 31, 2016 was $1.9 million, compared to $2.8 million for the three months ended December 31, 2015. The decrease was due to a $1.1 million charge for a write-down of inventory during the three months ended December 31, 2015 as a result of the termination of a distribution agreement.

SG&A expense for the three months ended December 31, 2016 was $9.1 million, compared to $8.3 million for the three months ended December 31, 2015. The increase was due to costs related to the launch of XYDALBATM and to lower payroll-related expenses in the fourth quarter of 2015.

Liquidity and Outstanding Share Capital

At December 31, 2016, the company had cash and cash equivalents of $26.8 million. As of March 6, 2017, there were 31,900,185 common shares issued and outstanding, and 1,983,197 common shares issuable upon the exercise of outstanding stock options (of which 1,340,979 were exercisable) at a weighted average exercise price of CAD $5.85 per share, and 122,852 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on March 7, 2017 at 4:30 p.m. Eastern (1:30 p.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 92797238. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 4, 2017. Please dial 416-764-8677 or 888-390-0541 and enter code 797238# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	December 31, 2016	December 31, 2015

Assets
Current assets:
Cash and cash equivalents	$ 26,758	$ 17,661
Restricted cash	2,547	2,196
Accounts receivable, net of allowance for doubtful accounts of $97 (2015 - $424)	6,154	6,814
Inventories	4,618	4,401
Prepaid expenses and other assets	1,302	1,408
Deferred income tax assets	460	469
	41,839	32,949

Property and equipment	548	740
Intangible assets	24,352	14,221
Goodwill	318	318
	$ 67,057	$ 48,228

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 8,021	$ 10,488
Current portion of long-term debt, net of unamortized debt issuance costs	-	3,912
Current portion of deferred consideration	2,815	2,619
Current portion of deferred revenue	182	188
	11,018	17,207

Long-term debt, net of unamortized debt issuance costs	19,391	5,686
Deferred consideration	-	2,478
Deferred revenue	2,381	2,647
Other long-term liabilities	243	274
	33,033	28,292

Stockholders’ equity:
Common stock	344,928	312,019
Authorized - unlimited number without par value
Issued and outstanding – 31,884,420 (2015 – 20,147,337)
Additional paid-in capital	35,812	34,678
Deficit	(363,054)	(343,435)
Accumulated other comprehensive income	16,338	16,674
	34,024	19,936
	$ 67,057	$ 48,228

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2016 and 2015

(In thousands of U.S. dollars, except share and per share amounts)

	December 31, 2016	December 31, 2015
Revenue:
Product and royalty revenues	$ 25,066	$ 20,795
Licensing and other fees	190	115
	25,256	20,910
Cost of goods sold	6,310	6,587
Gross margin	18,946	14,323
Expenses:
Selling, general and administration	30,513	31,004
Research and development	-	3,223
Amortization	2,984	2,177
	33,497	36,404
Operating loss	(14,551)	(22,081)

Other expense:
Loss on extinguishment of long-term debt	1,402	-
Interest expense	2,543	2,260
Other expense	348	175
Foreign exchange loss (gain)	623	(43)
	4,916	2,392
Loss before income taxes	(19,467)	(24,473)
Income tax expense (recovery)	152	(11)
Net loss	$ (19,619)	$ (24,462)

Other comprehensive loss:
Foreign currency translation adjustments	336	449
Comprehensive loss	$ (19,955)	$ (24,911)
Loss per common share
Basic	$ (0.78)	$ (1.34)
Diluted	$ (0.79)	$ (1.34)
Weighted average common shares outstanding
Basic	25,255,413	18,198,840
Diluted	25,318,196	18,198,840

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In thousands of U.S. dollars)

	December 31, 2016	December 31, 2015
Operating activities:
Net loss	$ (19,619)	$ (24,462)
Items not affecting cash:
Amortization	2,984	2,177
Amortization of deferred financing fees	250	525
Stock-based compensation expense, net	260	2,205
Write-down of inventory	159	2,028
Loss on extinguishment of long-term debt	1,402	-
Unrealized foreign exchange loss (gain)	210	(43)
Changes in operating assets and liabilities:
Restricted cash	(296)	(31)
Accounts receivable	506	3,067
Inventories	(375)	(1,094)
Prepaid expenses and other assets	(37)	212
Deferred revenue	(272)	1,885
Accounts payable and accrued liabilities	(1,123)	(2,776)
Other long-term liabilities	(31)	-
Net cash used in operating activities	(15,982)	(16,307)

Investing activities:
Purchase of property and equipment	(9)	(132)
Purchase of intangible assets	(13,628)	(39)
Net cash used in investing activities	(13,637)	(171)

Financing activities:
Issuance of common stock	35,341	28,334
Share issue costs	(2,746)	(1,650)
Issuance of common stock upon exercise of stock options	-	293
Proceeds from issuance of long-term debt	20,000	-
Financing fees on issuance of long-term debt	(713)	(106)
Repayment of long-term debt	(10,000)	(2,000)
Payment of fees on extinguishment of long-term debt	(1,146)	-
Payment of deferred consideration	(2,174)	(3,049)
Net cash provided by financing activities	38,562	21,822

Increase in cash and cash equivalents during the year	8,943	5,344
Effect of foreign exchange rate changes on cash and cash equivalents	154	(391)
Cash and cash equivalents, beginning of year	17,661	12,708
Cash and cash equivalents, end of year	$ 26,758	$ 17,661

Supplemental cash flow information:
Interest paid	$ 2,329	$ 1,826
Interest received	17	20
Cash (received) paid for income taxes	(109)	693

For Further Information:
David Dean
Cardiome Investor Relations

(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928

Email: ddean@cardiome.com

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